EXHIBIT 99.1

DeFi Technologies Inc. Announces Q2 2025 Financial Results: Adjusted Revenues of US$32.1 million, Adjusted EBITDA of US$21.6 million, Adjusted Net Income of US$17.4 million, and Notable Strategic Developments

•	Revenues, EBITDA, and Net Income: For the three months ended June 30, 2025, DeFi Technologies reported Adjusted Revenue of US$32.1 million for the quarter. Adjusted EBITDA was US$21.6 million, reflecting strong profitability from core operations. Adjusted Net Income totalled US$17.4 million. These results underscore the Company's robust operational performance and sustained revenue growth.
•	Substantial Growth in AUM: Valour's asset-management business reported approximately US$772.8 million in AUM as of June 30, 2025. By July 31, 2025, AUM had risen to US$947 million, a 23% month-over-month increase, reflecting accelerating investor demand. For the three months ended June 30, 2025, Valour recorded positive net inflows of US$25 million.
•	Continued Inflows: Valour achieved net inflows into its ETP products every month during the period, totaling US$77.4 million for the first half of 2025.
•	Growing Institutional Investor Base: Since early July, DeFi Technologies has added a reported 78 institutional shareholders, bringing the reported total to 84, collectively holding over 31 million shares.
•	2025 Revenue Guidance: Looking ahead, driven by the strong performance of its asset management business and favorable market conditions, the Company is raising its guidance and now expects to generate approximately US$218.6 million in annualized operating revenue for 2025.

TORONTO, Aug. 14, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), announces its financial performance for the three months ended June 30, 2025.

Financial Highlights

•	Revenue: Adjusted Revenues of US$32.1 million for the three months ended June 30, 2025 compared to US$25.3 million in Q2 2024. Adjusted Revenues increased due to combination of staking income, management fees and a DeFi Alpha arbitrage trade executed in May of 2025.
•	Net Income: Adjusted Net Income of US$17.4 million in Q2 2025, up from a loss of US$6.1 million in Q2 2024.
•	EBITDA: Adjusted EBITDA of US$21.6 million for Q2 2025 compared to negative US$2.5 million in Q2 2024.
•	Valour Staking/Lending & Management Fees: In Q2 2025, Valour generated staking and lending income of US$6.9 million and management fees of US$2.1 million.
•	DeFi Alpha Performance: On May 5, 2025, the Company announced a significant trade totaling returns of US$17.3 million, incorporating a non-cash DLOM valuation adjustment. For the twelve months ended December 31, 2024, DeFi Alpha generated C$132.1 million (US$96.7 million) in trading gains, with zero losses to date.
•	Stillman Digital: For the three months ended June 30, 2025, Stillman Digital generated trading commissions of US$1.9 million in revenue.
•	Reflexivity Research: For the three months ended June 30, 2025, Reflexivity Research generated research revenues of US$175,750.
•	Venture Portfolio: The Company's eight private venture investments had a fair value of $43.4 million at June 30, 2025.
•	Share Buybacks: The Company repurchased 675,900 shares for a total of US$1,877,135 (approximately US$2.78 per share). The Company will continue to opportunistically repurchase shares in the open market.

Cash and Treasury Position

•	Cash Balance: As of June 30, 2025, DeFi Technologies' consolidated cash balance stood at approximately US$26.4 million.
•	Treasury Holdings: As of June 30, 2025, the Company's holdings included a mix of digital asset tokens, totaling approximately US$26 million.

Total value of cash and digital asset treasury: US$52.4 million as of June 30, 2025. The Company regularly monitors its cash and digital asset reserves on a consolidated basis, and as part of this review, it has allocated a portion of its digital asset treasury reserve for the purposes of hedging the market risk of its ETPs. This approach reflects both prudent treasury management and a disciplined use of capital - strengthening the balance sheet while directly supporting the performance and resilience of the Company's ETP platform. By holding a diversified mix of cash and digital assets, DeFi Technologies can better manage volatility, protect against adverse market conditions, and capitalize on market opportunities as they arise.

AUM & Net Inflows

•	Valour's asset-management business reported approximately US$772.8 million in assets under management ("AUM") as of June 30, 2025. By July 31, 2025, AUM had risen to US$947 million, a 23% month-over-month increase, reflecting accelerating investor demand. For the three months ended June 30, 2025, Valour recorded positive net inflows of US$25 million. The Company achieved net inflows into its ETP products every month during the period, totaling US$77.4 million for the first half of 2025.

Q2 Strategic and Business Developments

•	Leadership Additions: Andrew Forson was appointed President of DeFi Technologies and Chief Growth Officer of Valour, bringing deep expertise in digital assets, structured finance, and venture strategy to accelerate global growth. Former Commerzbank CEO Dr. Manfred Knof also joined as Chairman of Valour and Strategic Advisor, strengthening institutional relationships and market development.
•	Nasdaq Listing: On May 9, 2025, the Company received approval to list its common shares on the Nasdaq Capital Market under the symbol "DEFT," with trading commencing on May 12, 2025. This uplisting enhances DeFi Technologies' visibility, improves liquidity, and broadens access to institutional and retail investors seeking exposure to the digital asset sector.
•	Expansion into African Capital Markets: DeFi Technologies, through its subsidiary SovFi and in partnership with the Nairobi Securities Exchange ("NSE"), announced the design and planned launch of the Kenya Digital Exchange ("KDX"), a fully regulated platform for tokenizing real-world assets. KDX will be rolled out in three phases, with full implementation expected by Q2 2026, and will generate revenue from trading fees, listing fees, and staking services. In a related development, Valour appointed GulfCap Investment Bank as its transaction advisor for the cross-listing of its digital asset ETPs on the NSE, providing Kenyan investors with regulated, local-currency access to its suite of over 75 ETPs.
•	Strategic Expansion into Türkiye: DeFi Technologies entered into a collaboration with Misyon Bank and Misyon Kripto to introduce regulated ETPs in Türkiye, giving local investors alternative access to leading digital assets such as Bitcoin and Ethereum. Türkiye ranks among the highest countries globally in crypto adoption, driven by inflation, currency volatility, and a digitally native population.
•	Institutional Infrastructure Growth: Stillman Digital, the Company's institutional trading subsidiary, completed its integration with Talos, enabling institutional clients to access Stillman's regulated OTC liquidity directly. This integration strengthens Stillman's position within the institutional trading ecosystem. To further support institutional growth, veteran trader Gary Pike joined as Head of Trading, bringing significant experience from prior roles at B2C2 and BlockTower Capital.
•	Product Innovation and ETP Expansion: Valour launched 14 new ETPs during the quarter, expanding its Nordic presence and broadening regulated access to a diverse range of blockchain assets. These included the launch of SEK-denominated ETPs for Curve DAO (CRV) and Litecoin (LTC); four SEK-denominated ETPs for Mantra (OM), Tron (TRX), Stellar (XLM), and Tether Gold (XAUT) on June 18; and eight SEK-denominated ETPs for Bitcoin Cash (BCH), Unus Sed Leo (LEO), OKB, Polygon (POL), Algorand (ALGO), Filecoin (FIL), Arbitrum (ARB), and Stacks (STX) on July 2. With over 75 products now listed across major European exchanges, Valour remains on track to achieve its goal of 100 ETPs by year-end.
•	Research and Advisory Partnerships: Reflexivity Research partnered with Beluga to expand joint business development, co-branded research, and strategic advisory services to token foundations and projects across the digital asset space.

Venture Portfolio Performance: AMINA Bank, a DeFi Technologies venture portfolio company, delivered record growth in 2024, increasing AUM by 136% to US$4.2 billion and revenue by 69% to US$40.4 million, while achieving profitability in Q4. The bank expanded its operations in Abu Dhabi and Hong Kong by 150% and 570% year-over-year, respectively, and maintained zero lending defaults with capital ratios far above regulatory requirements.

Comment from the CEO, Olivier Roussy Newton:

"Q2 2025 was proof that our model executes in a softer market. We delivered Adjusted Revenues of US$32.1 million, Adjusted EBITDA of US$21.6 million, and Adjusted Net Income of US$17.4 million. The flywheel is turning - each business line is reinforcing the others and compounding momentum.

At Valour, demand continued to build with net inflows every month year-to-date and US$77.4 million in the first half. AUM ended the quarter at US$772.8 million and reached US$947 million by July 31. Early in Q3, AUM has already surpassed US$1 billion - near all-time highs. Stillman Digital is scaling its institutional footprint through the Talos integration, deeper FX and stablecoin capabilities, and seasoned hires that strengthen execution. DeFi Alpha continues to originate high-conviction, low-risk opportunities - highlighted by a US$17.3 million trade in May - while Neuronomics and Reflexivity Research are expanding our technology, data, and distribution edge.

We're also seeing a structural upgrade in our shareholder base. Since early July, we've welcomed a reported 78 additional institutional investors and funds, bringing us to 84 institutional owners representing over 31 million shares. Despite recent share-price action, the register is deepening with longer-horizon capital, an indicator of quiet rotation toward institutions. We've been on the road telling our story to professional investors, and the message is clearly starting to resonate.

We are still early in our growth story, but our businesses are firing on all cylinders, delivering immediate results while compounding long-term value. Backed by a well-capitalized cash and digital-asset treasury, a deepening institutional base, and a robust pipeline, we've raised our 2025 annualized operating revenue guidance to US$218.6 million. The focus from here is clear - keep executing, keep compounding, and keep building."

Outlook for 2025

The outlook for each business segment of the Company that follows supersedes all prior financial outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company's control. Please see "Cautionary note regarding forward-looking information" and "Financial Outlook Assumptions" below for more information.

Asset Management Outlook for 2025

The Company has experienced substantial revenue growth over the past twelve months, driven by increased investor activity and broader market momentum. Valour's ETPs have seen more than a 900% increase in AUM since the market lows of late 2022, with continued growth in trading volumes. As of June 30, 2025, Valour's ETP business reported approximately US$771 million in AUM. This growth has been supported by favorable market conditions, the launch of new ETPs, and strategic corporate initiatives that have boosted both trading activity and overall financial performance.

Revenue from staking and lending, management fees, and mark-to-market changes in digital assets and ETP payables has remained closely correlated with both the level of capital inflow into Valour's products and the performance of the underlying digital assets, which continued to appreciate into 2025. Additionally, Valour continues to seek and optimize revenue-generating opportunities of its digital asset holdings. Based on current performance, digital asset price levels and market trends, the Company's annualized operating revenue for 2025 is forecasted at approximately US$218.6 million. Continued growth in AUM may lead to proportional increases in revenue going forward.

Valour

In Q2 2025, Valour continued to advance its global growth strategy, reinforcing its leadership in the regulated digital asset ETP space. With over 75 ETPs now listed across European and UK exchanges, Valour remains on track to reach 100 total listings by year-end. The pipeline includes leveraged and warrant ETPs, alongside innovative single-asset and thematic baskets - broadening product diversity and meeting the growing demand for secure, regulated digital asset exposure.

Beyond Europe, Valour is executing a deliberate expansion into high-growth regions including Africa, Asia, the Middle East, and other emerging markets. In Kenya, Valour's products are in the final phases of undergoing regulatory approval, reflecting progress in securing first-mover advantages in markets with significant adoption potential.

Strategic Considerations for Growth

Valour's expansion strategy integrates cross-listings, market-making, FX considerations, localized marketing, and partnerships with regional institutional players. This approach is designed to address the complexities of entering new jurisdictions, from navigating diverse regulatory frameworks to ensuring liquidity and cultural alignment. In markets where digital asset regulation remains nascent, Valour is positioning itself as a trailblazer, shaping market standards while building brand trust.

The Company expects additional listings to come online in the months ahead, supported by a robust pipeline extending through 2025 and into 2026. Strategic locations yet to be announced will further advance Valour's mission to bridge traditional securities with the digital asset ecosystem.

Accelerating Investor Demand

Valour's ETP business has seen tremendous growth over the past 18 months. In 2024, total inflows reached US$124.4 million, more than doubling 2023's US$49.5 million and tripling 2022's US$38.4 million. Notably, US$53.6 million of 2024's total came in November and December alone - marking a clear inflection point in investor demand. This momentum has carried into 2025, with inflows reaching US$90.4 million as of July. The sustained acceleration highlights Valour's strengthened market position and its ability to capture significant capital flows in the current digital asset environment.

Stillman Digital

As we progress through 2025, Stillman Digital is positioned to build on the strong momentum achieved since its acquisition by DeFi Technologies in Q4 2024. Stillman Digital has delivered strong performance since joining the DeFi Technologies portfolio, generating US$6.1M  in revenue since the acquisition late last year.

Stillman Digital's strategic priorities for the second half of the year include a continued focus on expanding business development efforts, enhancing global reach, and deepening capabilities in key areas such as foreign exchange and stablecoin services. The company is also actively investing in its team and technology to enhance trading capabilities, including key strategic hires such as several backend developers and a new Head of Trading, Gary Pike. Mr. Pike previously served as Head of Trading for the Americas at B2C2, overseeing up to $5 billion in daily crypto volume at its peak.

Stillman is also focused on building out its distribution infrastructure through initiatives like Finery, Hidden Road Partners, and the Circle Alliance Program. Importantly, the Company is experiencing consistent growth in trading volume and its number of active customers, reflecting increasing market demand and engagement.

Financial Outlook:

•	Based on current performance trends, Stillman Digital anticipates a revenue range of C$12 million to C$16 million for 2025, driven by continued growth in trade volumes and new business development initiatives.
•	Stillman Digital operates profitably, with net margins typically ranging between 25% to 50%.

Strategic Focus:

•	Business Development: A primary focus for Stillman Digital continues to be the expansion of its business development team, to accelerate the acquisition of new institutional clients. The company is also intensifying efforts to penetrate international markets, particularly in Latin America and Europe.
•	Product and Market Expansion: Stillman Digital plans to enhance its product offerings, particularly in FX and stablecoin services. These offerings will help hedge against altcoin volatility and further diversify its revenue streams.
•	Strategic Partnerships: Continuing to expand global banking relationships is a key priority for Stillman Digital, with ongoing efforts to partner with new aggregators and ECNs. Additionally, deepening existing partnerships with institutions like Bank Frick, Talos, and Fireblocks will broaden client access and facilitate more seamless fiat transactions.
•	Team Growth: Recent hires, including new backend developers and a Head of Trading with a background in astrophysics and quantitative trading, are expected to drive innovation and improve trading strategies. These additions will allow Stillman Digital to continue outperforming market benchmarks with new principal trading strategies.
•	Brand Evolution: A rebranding effort will be finalized in Q3 2025 to better position Stillman Digital as an institutional player, reflecting its maturity and focus on serving a high-value, global client base.

Looking ahead, Stillman Digital is well-positioned to accelerate its growth in 2025, leveraging DeFi Technologies' support and strategic resources to unlock new opportunities and continue expanding its global footprint.

DeFi Alpha

The Company continues to assess and execute on arbitrage opportunities through its specialized trading desk, DeFi Alpha. Since its launch in Q2 2024, DeFi Alpha has generated a total of C$155.9 million (US$114.1 million) in revenue, including a one-time arbitrage trade announced on May 5, 2025, that delivered a return of C$23.8 million (US$17.3 million), incorporating a non-cash DLOM valuation adjustment. This strategy has significantly strengthened the Company's financial position, enabling debt repayment and supporting the ongoing expansion of its digital asset treasury.

The DeFi Alpha strategy has proven to be a pivotal driver of DeFi Technologies' financial resilience, enhancing the Company's position in an ever-evolving digital asset landscape. Through its arbitrage-focused approach, DeFi Alpha has strengthened the Company's financial foundation, enabling debt repayment while supporting the deployment of a robust digital asset treasury strategy. This strategic model has proven effective in mitigating risks while maximizing returns, even in the face of market volatility.

Strategic Focus and Competitive Edge: DeFi Alpha was designed to capitalize on the Company's balance sheet through both systematic and opportunistic trading strategies. The approach uniquely positions DeFi Alpha to take advantage of market opportunities while leveraging its balance sheet advantages. Many of the trades pursued are exclusive, backed by strong partnerships and significant holdings tied to ETPs, making these opportunities largely inaccessible to other firms. This exclusivity, combined with efficient execution in low-competition areas, is what gives DeFi Alpha its strategic edge in the market.

Systematic Earnings and Opportunistic Trades:

•	Systematic Strategies: Focus on low-risk, model-driven arbitrage and short-term opportunities that do not expose the company to broader market fluctuations. These trades remain highly effective, providing steady and predictable earnings.
•	Opportunistic Trades: These trades, often linked to partnerships and liquidity advantages, are a critical part of the strategy but are inherently harder to predict or guide on a quarterly basis. Despite this unpredictability, they remain an important growth avenue for DeFi Alpha.

Ecosystem and Market Growth: With the continued mainstream adoption of crypto and the broader ecosystem expansion, DeFi Alpha has seen an increase in market opportunities. Even with an expanded team, there are more opportunities than can be fully addressed, providing a clear path for continued growth.

Product Launches and AUM Expansion: The launch of new products, alongside a growing AUM, will further enhance DeFi Alpha's ability to scale its systematic trading activities, driving revenue growth in 2025. The increase in liquidity from these initiatives will provide greater operational efficiency and open up trades that competitors are unable to execute, expanding DeFi Alpha's competitive moat.

Long-Term Infrastructure Development: Investments in infrastructure, counterparty agreements, and research since Q2 2024 are laying the groundwork for sustained growth, with the full benefits expected to be realized as the year progresses. These long-term investments are crucial to building a foundation that will continue to support DeFi Alpha's growth trajectory and its ability to capture future opportunities.

Outlook for 2025 and Beyond: Looking ahead, DeFi Alpha is poised to capitalize on its unique positioning, leveraging both systematic and exclusive trading opportunities, along with strong partnerships and continued market growth. At the same time, the ongoing infrastructure investments will ensure a solid foundation for long-term success, with sustained growth and continued strategic advancements as key focuses for 2025.

DeFi Alpha remains well-positioned to be a major contributor to DeFi Technologies' continued success, driving both short-term gains and long-term value for the Company.

Neuronomics

Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and computational neuroscience and majority-owned (52.5%) by DeFi Technologies, advanced several key initiatives in Q2 2025 that strengthen its market position and future growth trajectory.

SmartCrypto Trading Strategy
In Q2, Neuronomics completed the development, implementation, and rigorous testing of SmartCrypto, its proprietary AI-powered trading strategy. Simulated performance demonstrated exceptional risk-adjusted returns relative to major global benchmarks. The subscription period for institutional and qualified investors will open in early September 2025, targeting capital inflows into a strategy designed to perform across varying market conditions.

Canton Network Validator Node
Neuronomics was granted a validator node in the Canton Network, joining a select group of global financial leaders including Galaxy Digital, Maestro, Citadel, Nasdaq, and Bank of America. This milestone positions Neuronomics as one of the first regulated asset managers to operate within Canton, enabling:

•	Direct access and governance over institutional-grade tokenized assets (funds, bonds, securities).
•	The launch and management of tokenized investment products, leveraging its FINMA license and proprietary AI strategies.
•	New revenue opportunities from validator operations, tokenization services, and advisory mandates.
•	A first-mover advantage in capturing significant institutional capital flows.

For DeFi Technologies, this development further enhances its hybrid market position, bridging regulated traditional finance with blockchain and DeFi infrastructure, and supports the Company's long-term growth strategy in digital asset infrastructure.

Strategic Board and Advisory Appointments
Neuronomics strengthened its leadership team in Q2 with the appointment of:

•	Johan Wattenström, founder of Valour, with over 25 years of asset management and fintech innovation experience.
•	Philipp Baretta, founder of SEBA Bank (now ANIMA Bank), bringing over 25 years of expertise in asset management and scaling regulated financial institutions.
•	Additionally, Andrew Forson, President of DeFi Technologies and Chief Growth Officer at Valour, joined Neuronomics as Strategic Advisor, bringing over 25 years of fintech and investment leadership to accelerate innovation, growth, and strategic partnerships.

 With SmartCrypto entering its subscription phase, the Canton Network validator node operational, and an expanded leadership team in place, Neuronomics is well-positioned to capture growing demand for AI-driven, regulated investment solutions. The Company will continue expanding its product suite, leveraging proprietary AI strategies across both digital and traditional asset classes, and exploring tokenization opportunities that align with its regulatory framework and institutional network.

These advancements underscore Neuronomics' commitment to innovation, operational excellence, and shareholder value creation, while further integrating its capabilities into the broader DeFi Technologies ecosystem.

Reflexivity Research

In Q2 2025, Reflexivity Research advanced its commercial strategy, expanding distribution, reducing operating costs, enhancing its product offering, and developing new revenue channels to drive growth.

Expanded Distribution Channels
Reflexivity secured new content and research distribution agreements with Beluga and Blockwire, significantly broadening reach into retail and institutional investor segments.

Updated Product Packages and Pricing
The Company completed a full refresh of its research packages and pricing, aligning the offering with market demand and competitive benchmarks while improving scalability for different client tiers.

Brand Evolution
Work is underway on a brand revamp aimed at presenting a more institutional identity, with updates to design language, messaging, and client-facing materials to better resonate with digital asset foundations, asset managers, financial institutions, and corporate clients.

New Revenue Channels in Development
Reflexivity is diversifying beyond its core subscription model with new monetization avenues, including event sponsorships, newsletter sponsorships, and the upcoming launch of Macro Monday - a weekly newsletter providing macroeconomic insights tailored for digital asset market participants.

Revamped Outbound Sales Process
The sales process has been upgraded with AI-assisted automation, refined outbound processes, improved sales collateral, and integration of the Blockwire partnership to amplify outreach efficiency and conversion rates.

Looking ahead, Reflexivity plans to build on these Q2 initiatives by finalizing the brand refresh, launching the new sponsorship products, and continuing to expand its institutional footprint through strategic partnerships and targeted outbound campaigns.

DeFi Advisory

DeFi Advisory is positioning itself as a full-stack partner for corporate digital asset treasury programs. Since launching the division, we have secured our inaugural mandate with NVVE and built a strong pipeline of prospective engagements. NVVE is preparing to roll out its digital asset treasury strategy at full scale in the near future, with DeFi Advisory earning management fees tied to AUM and trade execution revenue via Stillman Digital. This first engagement highlights our ability to deliver material, scalable, and value-accretive solutions in the evolving crypto treasury market. Leveraging the capabilities of subsidiaries such as Stillman Digital, Neuronomics, and Reflexivity Research, alongside our deep expertise in digital assets and public markets, DeFi Advisory is well positioned to expand its client base and provide tailored strategies for public companies integrating digital assets into their treasuries.

Earnings Conference Call

The DeFi Technologies Q2 2025 Financial Results webcast will commence at 12:00 p.m. ET, Friday, August 15, 2025.

To register for the live webcast, please visit this link: https://zoom.us/webinar/register/WN_huw9V6hkQNeKmM07ERcBrw

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact:
ir@defi.tech

Upcoming Conferences & Events

Upcoming Conferences	Dates	City
SALT Wyoming Blockchain Symposium 2025	August 18-21	Jackson Hole
Needham Virtual Crypto Conference	Sept 4	Virtual
Gateway Conference	Sept 3-4	SF
H.C. Wainwright 27th Annual Global Investment Conference	Sept 8-10	NYC
2025 Maxim Growth Summit	October 23	NYC
Cantor Crypto, AI/Energy Infrastructure Conference	Nov 10-12	Miami
Benchmark 14th Annual Discovery One-on-One Investor Conference	Dec 4	NYC

Non-IFRS and Other Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS Accounting Standards ("IFRS"), the Company uses certain non-IFRS and other financial measures to provide additional information in order to assist investors in understanding our financial and operating performance. These measures are not recognized measures for financial presentation under IFRS, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies.

During Fiscal 2024 and in Q2 2025, the Company made equity investments and acquired tokens that were subject to lock-up schedules (the "Locked Digital Assets"). Pursuant to IFRS, the Company has applied a discount for lack of marketability ( "DLOM ") to the market value of such Locked Digital Assets.

"Adjusted Revenue" is a non-IFRS financial measure that is defined as revenue excluding the application of the DLOM.

"Adjusted Net Income" is a non-IFRS financial measure that is defined as net income excluding the application of the DLOM.

"Adjusted EBITDA" is a non-IFRS financial measure that is defined as Adjusted Net Income and adding back interest, taxes, depreciation, amortization of property and equipment, right-of-use assets and other intangible assets.

"Adjusted Net Income Per Share" is a non-IFRS financial measure that is defined as Adjusted Net Income divided by the total number of common shares of the Company issued and outstanding.

These foregoing adjustments are non-IFRS measures, and the Company believes that they provide a focused view of its operational performance. The reconciliation of these adjustments helps stakeholders understand the impact of non-cash items on the Company's financial results. The non-IFRS and other financial measures used herein should be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS. See the financial tables below for a reconciliation of the non-IFRS measures.

	Three months ended		Six Months ended
	2025	2025	2,025	2024
	$	$	$	$

REVENUE RECONCILIATION
Total Revenue (IFRS)	$13,423,306	$25,330,339	$57,081,335	$21,777,175
Discount for Lack of Marketability (DLOM) loss / (gain)	$18,718,193	$—	$(12,567,323)	$—
ADJUSTED REVENUE	$32,141,499	$25,330,339	$44,514,012	$21,777,175

NET LOSS (INCOME) RECONCILIATION
Net Income (Loss)	$(1,288,178)	$(6,095,349)	$28,711,642	$(19,381,683)
Discount for Lack of Marketability (DLOM) loss / (gain)	$18,718,193	$—	$(12,567,323)	$—
ADJUSTED NET INCOME (LOSS)	$17,430,015	$(6,095,349)	$16,144,319	$(19,381,683)

EBITDA RECONCILIATION
Net Income (Loss)	$(1,288,178)	$(6,095,349)	$28,711,642	$(19,381,683)
Interest	$115,253	$666,544	$234,042	$1,962,862
Depreciation & Amortization	$333,098	$380,098	$706,219	$763,369
Taxes	$271,801	$—	$1,018,253	$—
EBITDA	$(568,026)	$(5,048,707)	$30,670,156	$(16,655,452)
Discount for Lack of Marketability (DLOM) loss / (gain)	$18,718,193	$—	$(12,567,323)	$—
Add: Share based payments	$3,435,448	$2,518,749	$8,550,656	$3,718,135
ADJUSTED EBITDA	$21,585,615	$(2,529,958)	$26,653,489	$(12,937,317)

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to dozens of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; revenue outlook of the Company; growth of AUM; geographic expansion of the Company's core businesses; revenue generating opportunities for the Company's digital asset holdings; upcoming ETP launches; revenue generation by DeFi Alpha; integration of Stillman Digital and Neuronomics AG and their respective plans and outlooks for 2025; appreciation of digital asset prices; geographic expansion of the Company; investment and interest in the digital asset sector; development of the DeFi Advisory business line; future collaborations and partnerships; development of ETPs; geographic expansion of the Company; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; ability of the Company to successfully integrate and grow Reflexivity Research, Stillman Digital, Neuronomics AG and DeFi Advisory; growth and development of DeFi and digital asset sector; rules and regulations with respect to DeFi and digital asset; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Financial Outlook Assumptions

The financial outlook on revenue of the Company is based on a number of assumptions, including assumptions related to the application of IFRS to the Company's financial statements; fluctuations in DLOM and its effect on the Company's financial statements; inflation, changes in interest rates, volatility of the digital asset market, current and projected market prices of digital assets, in particular the digital assets underlying the Company's ETPs, the Company's ability to realize staking and lending income from digital assets held by the Company, the ability of DeFi Alpha to generate yield on the Company's excess liquidity and identify and execute accretive trading opportunities, the return realized by the Company on staking and lending income, the return on management fees earned by the Company, business model of Reflexivity Research, trading volumes of Stillman Digital, successful implementation of technological upgrades at Stillman Digital, successful development and aunch of products by Neuronomics AG, succesful development of the DeFi Advisory business line; consumer interest in the Valour's ETPs, foreign exchange rates and other macroeconomic conditions, the regulatory environment with respect to ETPs and digital assets in the jurisdictions that the Company operates in, introduction of future ETPs, "black swan events" in the digital asset industry, competitors that offer competing ETP products and market acceptance of the Company's ETP offerings. The Company's financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information above. Many factors may cause the Company's actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting the digital asset industry, including inflation, changes in interest rates, investor confidence in digital assets; volatility of the digital assets and fluctuation in market value of digital assets; exchange rate fluctuations; any pandemic; fraud, misconduct or gross negligence by individuals within the digital asset industry; a negative regulatory environment with respect to digital assets; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; the Company's inability to attract purchasers of its ETPs; decrease in AUM as a result of investor selling the Company's ETPs or a fall in the value of the underlying digital assets; Valour's inability to launch attractive ETPs; the Valour's inability to increase ETP sales; the Company's inability to implement our growth strategy; the Company's reliance on a small number of custodian and market participants to operate its ETP programs; decrease in the number of subscribers to Reflexivity Research; decrease in the number of trades or fees generated by Stillman Digital; the Company's ability to execute on its Defi Advisory strategyl the Company's ability to prevent and manage information security breaches or other cyber-security threats; the Company's ability to compete against competitors; strategic relations with third parties; changes to technologies on which ETPs are purchased and sold is reliant; Valour's ability to distribute ETPs in jurisdictions it is not currently operating in; the Company's ability to obtain, maintain and protect our intellectual property; the Company's ability to execute on its acquisition strategy; the Company's liquidity and capital resources; pending and threatened litigation and regulatory compliance; orderly receipt of collateral held at insolvent counterparties; changes in tax laws and their application; the Company's ability to expand its sales, marketing and support capability and capacity; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management's expectations regarding our financial performance and may not be appropriate for other purposes.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 17:15e 14-AUG-25